Second quarter 2022
Financial statements and review

Equinor second quarter 2022

Equinor delivered adjusted earnings* of USD 17.6 billion and USD 5.00 billion after tax in the second quarter of 2022. Net operating income was USD 17.7 billion and the net income was reported at USD 6.76 billion.

Strategic and industrial developments:
- Further optimisation of the oil and gas portfolio
- Assets in Russia exited
- Continued progress in building new value chains in low carbon with investments in battery storage and power
- Progressing a strong portfolio of projects in execution

Operational performance:
- Continued high production performance
- High gas production from E&P Norway to support European energy security
- Safe startup of Hammerfest LNG

Financial performance:
- Continuing to generate strong earnings and cash flow from operations, partially offset by increased costs
- Balance sheet further strengthened with net debt ratio* reduced to negative 38.6%
- Significant step-up in capital distribution with cash dividend of USD 0.20 per share, increased extraordinary cash dividend to USD 0.50 per share for the second and third quarter, and increased share buy-back programme to up to USD 6.00 billion for 2022, with a third tranche of around USD 1.83 billion

Anders Opedal, president and CEO of Equinor ASA:
"Russia's invasion of Ukraine impacted already tight energy markets and has created an energy crisis with high prices affecting people and all sectors of society. Equinor puts its best effort into securing safe and reliable deliveries of energy to Europe, whilst continuing to invest in the energy transition."

"Equinor continues to provide high gas production from the NCS, including volumes from Hammerfest LNG, now safely back in production. Solid operational performance and high production combined with high prices resulted in strong financial results with adjusted earnings of more than 17 billion dollars before tax"

"We have taken important steps within our low carbon portfolio to help our customers decarbonise. Investments in the UK power company Triton Power and the battery storage developer East Point Energy in the US will expand our energy offerings and be important building blocks in new value chains."

	Quarter		Change	Financial information		First half		
Q2 2022	Q1 2022	Q2 2021	Q2 on Q2	(unaudited, in USD million)		2022	2021	Change
17,733	18,392	5,298	>100%	**Net operating income/(loss)**		**36,125**	10,518	>100%
17,590	17,991	4,641	>100%	Adjusted earnings*		**35,581**	8,726	>100%
6,762	4,714	1,943	>100%	**Net income/(loss)**		**11,476**	3,797	>100%
5,000	5,179	1,578	>100%	Adjusted earnings after tax*		**10,180**	2,867	>100%
8,520	15,771	6,643	28%	**Cash flows provided by operating activities**		**24,291**	12,627	92%
6,964	12,689	4,511	54%	Free cash flow*		**19,653**	9,681	>100%

	Quarter		Change	Operational data	First half		
Q2 2022	Q1 2022	Q2 2021	Q2 on Q2		2022	2021	Change
106.9	97.1	63.7	68%	Group average liquids price (USD/bbl) [1]	**102.0**	60.0	70%
1,984	2,106	1,997	(1%)	Total equity liquids and gas production (mboe per day) [4]	**2,045**	2,082	(2%)
325	511	283	15%	Power generation (GWh) Equinor share	**837**	733	14%

Health, safety and the environment	Q2 | First half Q2 2022	Full year 2021
Serious incident frequency (SIF) Twelve-month average as at Q2 2022	**0.5**	0.4
Upstream CO_2 intensity (kg CO_2/boe) as at first half 2022	**6.8**	7.0

Net debt to capital employed adjusted*	30 June 2022	31 December 2021	%-point change
Net debt to capital employed adjusted*	**(38.6%)**	(0.8%)	(37.8)

Dividend (USD per share)	Q2 2022	Q1 2022	Q2 2021
Announced dividend per share	**0.20**	0.20	0.18
Extraordinary dividend per share	**0.50**	0.20	

In the first half of 2022 Equinor has acquired and settled shares in the market under the share buy-back programmes, of USD 742 million.

* For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Progressing on strategy for the energy transition
Equinor enhanced the value creation with continued optimisation of its oil and gas portfolio with the announced sale of assets in the Ekofisk area, and a share in the Martin Linge field on the NCS. In the US, Equinor's transactions in the North Platte project resulted in an increased interest in the project as well as a proceed. The group entered into a long-term LNG purchase agreement which will add new volumes to the portfolio from 2026.

Further, progress was made in developing value chains within low carbon. In the UK, Equinor is investing in the power company Triton Power and will prepare for future use of hydrogen in the Saltend power station. In the US, Equinor acquired the battery storage developer East Point Energy to further broaden the group's energy offerings.

Equinor is executing a full portfolio of 23 projects with overall good progress, despite impact from global supply chain disruptions and the pandemic. On the NCS, Johan Sverdrup phase 2 and Njord future are expected on stream the fourth quarter, while the floating wind farm Hywind Tampen is expected to be completed next spring. In Brazil, Peregrino phase 2 is on track for start-up in third quarter. The wind farm Dogger Bank in UK is on track for the first phase to come into operation in 2023.

Equinor previously announced that it will exit all joint ventures in Russia and halt all investments in the country. This was completed in the quarter and the company was released from all future commitments and obligations.

High production impacted by seasonal turnarounds contributed to energy security
Solid operational performance as well as optimised production to deliver more gas to Europe, resulted in high production, with less impact from the seasonal turnaround than for the same quarter last year. E&P Norway delivered a 18% increase in production of gas and a 7% increase in overall production, compared to the same quarter last year. In Brazil, the Peregrino field came back on stream in July and will contribute with valuable volumes going forward.

The Renewables segment delivered 15% higher power generation compared to the same quarter last year, mainly due to the production from the Guanizuil IIA solar plant in Argentina.

In the second quarter Equinor completed 9 exploration wells offshore and 3 wells were ongoing at quarter end. Equinor made 3 commercial discoveries in the quarter, all close to infrastructure on the NCS.

Strong financial results capturing high prices
Energy prices remained high in the quarter. Compared to last quarter Equinor realised higher prices for liquids, while the averaged invoiced gas price in Europe eased off slightly.

Adjusted earnings* for the quarter was USD 17.6 billion, up from USD 4.64 billion in the same quarter last year. Adjusted earnings after tax* was USD 5.00 billion, up from USD 1.58 billion in the same period last year. In the quarter the operational and administrative costs increased due to higher environmental costs, electricity prices and field cost, partially offset by currency effects.

The MMP segment contributed with strong results, particularly from European gas and power optimisation and trading.

Equinor reported net operating income of USD 17.7 billion in the quarter, up from USD 5.30 billion in the same period in 2021. Net income was USD 6.76 billion in the quarter, compared to USD 1.94 billion in the second quarter of 2021.

Continued strong cash flow and capital discipline further strengthening the balance sheet
Cash flows provided by operating activities before taxes and changes in working capital amounted to USD 18.1 billion for the second quarter, compared to USD 6.54 billion for the same period in 2021. Organic capital expenditure* was USD 1.99 billion for the quarter. Free cash flow* was USD 6.96 billion for the second quarter, impacted by the two last NCS tax instalments for 2021 and the increased capital distribution from the fourth quarter in 2021. From the third quarter, the NCS tax instalments will be based on 2022 results and are expected at around NOK 70 billion for third quarter.

Strong cash flow and capital discipline resulted in a further reduction of adjusted net debt to capital employed* to negative 38.6% at the end of the quarter. This is improved from negative 22.2% in the first quarter of 2022.

Competitive capital distribution
The board of directors has decided a cash dividend of USD 0.20 per share for the second quarter. Based on continued strong earnings in the quarter the board of directors has decided an increase in extraordinary cash dividend from USD 0.20 to USD 0.50 per share for second and third quarter of 2022. Furthermore, based on the strength of the brent price, balance sheet and commodity prices, the board of directors has decided to initiate a third tranche of share buy-back of USD 1.83 billion and increase the share buy-back programme for 2022 from previously communicated up to USD 5.00 billion to up to USD 6.00 billion. The third tranche will commence on 28 July and will end no later than 26 October 2022.

Emissions and serious incident frequency
Average CO_2-emissions from Equinor's operated upstream production, on a 100% basis, were 6.8 kg per boe for the first half of 2022, expected to increase somewhat with fields back on stream. The twelve-month average serious incident frequency (SIF) for the period ending 30 June 2022 was 0.5.

GROUP REVIEW

Q2 2022	Quarters Q1 2022	Q2 2021	Change Q2 on Q2	Financial information (unaudited, in USD million)	First half 2022	2021	Change
36,459	36,393	17,462	>100%	**Total revenues and other income**	**72,852**	35,052	>100%
36,315	36,712	17,173	>100%	Adjusted total revenues and other income*	**73,027**	33,118	>100%
(18,727)	(18,001)	(12,164)	54%	**Total operating expenses**	**(36,727)**	(24,534)	50%
(13,885)	(13,781)	(7,531)	84%	Adjusted purchases*	**(27,666)**	(14,602)	89%
(2,390)	(2,450)	(2,287)	4%	Adjusted operating and administrative expenses*	**(4,840)**	(4,461)	8%
(2,149)	(2,333)	(2,500)	(14%)	Adjusted depreciation, amortisation and net impairments*	**(4,482)**	(4,886)	(8%)
(301)	(157)	(212)	42%	Adjusted exploration expenses*	**(458)**	(443)	3%
17,733	18,392	5,298	>100%	**Net operating income/(loss)**	**36,125**	10,518	>100%
17,590	17,991	4,641	>100%	Adjusted earnings*	**35,581**	8,726	>100%
1,713	2,182	1,747	(2%)	**Capital expenditures and Investments**	**3,895**	3,897	(0%)
8,520	15,771	6,643	28%	**Cash flows provided by operating activities**	**24,291**	12,627	92%

Q2 2022	Quarters Q1 2022	Q2 2021	Change Q2 on Q2	Operational information	First half 2022	2021	Change
1,984	2,106	1,997	(1%)	Total equity liquid and gas production (mboe/day)	**2,045**	2,082	(2%)
1,842	1,958	1,845	(0%)	Total entitlement liquid and gas production (mboe/day)	**1,900**	1,929	(2%)
325	511	283	15%	Power generation (GWh) Equinor share	**837**	733	14%
113.8	101.4	68.8	65%	Average Brent oil price (USD/bbl)	**107.6**	64.9	66%
106.9	97.1	63.7	68%	Group average liquids price (USD/bbl)	**102.0**	60.0	70%
25.53	29.77	7.08	>100%	E&P Norway average internal gas price (USD/mmbtu)	**27.68**	6.23	>100%
6.25	4.18	1.82	>100%	E&P USA average internal gas price (USD/mmbtu)	**5.21**	1.99	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in Supplementary disclosures.

Operations

Total equity liquids and gas production for the second quarter of 2022 has remained stable compared to the same period last year. Positive contributions from the new field Martin Linge on the NCS, and less impact from maintenance and turnaround activities compared to the same quarter last year, supported further increased production levels of gas for the quarter from E&P Norway, up 18% compared to same quarter last year, as focus on energy security and supply of gas to Europe continues. E&P International and E&P USA production decreased in the second quarter relative to the second quarter of 2021, impacted by Equinor's exit from Russia in the first quarter of 2022 and the divestment of a US onshore asset in the second quarter of 2021.

Significantly higher realised prices for the period relative to 2021 contributed to the increase in net operating income and adjusted earnings* in the second quarter and the first half of 2022 compared to the same periods last year. Strong results were recorded from European gas and power optimisation and trading, Danske Commodities as well as high refining margins in the quarter resulted in a significant increase in net operating income for the Marketing, Midstream and Processing segment, positively contributing to the overall business results in the quarter and first half of 2022 relative to the same periods in the prior year.

Operating cost increased compared to the second quarter of 2021, impacted by the ramp-up of new fields, increased field costs, high electricity prices and environmental taxes offset by significant currency effects due to the strengthening of the USD against the NOK and the EUR.

Taxes

The consistently high share of earnings from the NCS and lower effect of uplift deduction, increased the effective reported income tax for the second quarter and first half of 2022 relative to the corresponding periods in 2021. The effective reported tax rate was 65.8% for the second quarter of 2022 (60.4% for the second quarter of 2021), and 69.0% for first half of 2022 (59.7% first half of 2021).

The effective tax rate on adjusted earnings* of 71.5% for the second quarter of 2022 and 71.4% for the first half of 2022 also increased compared to 66.0% and 67.1% in 2021 due to the high share of NCS earnings and lower effect of uplift deduction.

Retrospective application of the Norwegian Petroleum Tax Act and Tax Payment Act amendments adopted on 17 June 2022, effective from 1 January 2022, had an immaterial cumulative impact to the financial statement in the second quarter of 2022.

Cash flow, net debt and capital distribution
Cash flow provided by operating activities before taxes paid and working capital items improved by USD 11,523 million to USD 18,066 million from the second quarter of 2021 and by 24,961 million to USD 38,122 million from the first half of 2021. This improvement was impacted by strong financial results due to high production and increased commodity prices across both the NCS and our international businesses.

Taxes paid of USD 8,050 million in the second quarter of 2022 increased relative to the prior quarter primarily due to the two payments of NCS taxes, totalling USD 7,750 million. One instalment was paid in the first quarter.

Free cash flow* remained strong, at USD 19,653 million for the first half of 2022 compared to USD 9,681 million in the same period of 2021, despite the significant increase in tax payments, increased dividend payments and the share buy-back programme.

The board of directors has decided a cash dividend of USD 0.20 per share for the second quarter. Based on continued strong earnings in the quarter the board of directors has decided an increase in extraordinary cash dividend from USD 0.20 to USD 0.50 per share for second and third quarter of 2022. Furthermore, based on the strength of the brent price, balance sheet and commodity prices, the board of directors has decided to initiate a third tranche of share buy-back of USD 1.83 billion and increase the share buy-back programme for 2022 from previously communicated up to USD 5.00 billion to up to USD 6.00 billion. The third tranche will commence on 28 July and will end no later than 26 October 2022.

OUTLOOK

- **Organic capital expenditures*** are estimated at an annual average of around USD 10 billion for 2022-2023 and at an annual average of around USD 12 billion for 2024-2025[1].
- **Production** for 2022 is estimated to be around 2% above 2021 level [6].
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group.
- **Scheduled maintenance activity** is estimated to reduce equity production by around 40 mboe per day for the full year of 2022.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity and the ongoing impact of Covid-19 represent the most significant risks related to the foregoing production guidance. Our future financial performance, including cash flow and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the report. For further information, see section Forward-looking statements.

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[1] USD/NOK exchange rate assumption of 9.

SUPPLEMENTARY OPERATIONAL DISCLOSURES

Q2 2022	Quarters Q1 2022	Q2 2021	Change Q2 on Q2	Operational data	First half 2022	2021	Change
				Prices			
113.8	101.4	68.8	65%	Average Brent oil price (USD/bbl)	**107.6**	64.9	66%
109.8	100.3	64.9	69%	E&P Norway average liquids price (USD/bbl)	**105.1**	60.8	73%
109.2	96.3	65.3	67%	E&P International average liquids price (USD/bbl)	**102.8**	62.3	65%
91.6	82.5	56.7	61%	E&P USA average liquids price (USD/bbl)	**87.3**	53.5	63%
106.9	97.1	63.7	68%	Group average liquids price (USD/bbl) [1]	**102.0**	60.0	70%
1,009	859	533	89%	Group average liquids price (NOK/bbl) [1]	**932**	507	84%
25.53	29.77	7.08	>100%	E&P Norway average internal gas price (USD/mmbtu) [8]	**27.68**	6.23	>100%
6.25	4.18	1.82	>100%	E&P USA average internal gas price (USD/mmbtu) [8]	**5.21**	1.99	>100%
27.18	29.60	7.54	>100%	Average invoiced gas prices - Europe (USD/mmbtu) [7]	**28.44**	7.07	>100%
6.51	4.62	2.25	>100%	Average invoiced gas prices - North America (USD/mmbtu) [7]	**5.52**	2.50	>100%
22.8	5.8	3.4	>100%	Refining reference margin (USD/bbl) [2]	**14.3**	2.4	>100%
				Entitlement production (mboe per day)			
576	638	604	(5%)	E&P Norway entitlement liquids production	**607**	633	(4%)
174	201	212	(18%)	E&P International entitlement liquids production	**187**	212	(12%)
123	114	138	(10%)	E&P USA entitlement liquids production	**119**	144	(18%)
873	953	954	(9%)	Group entitlement liquids production	**913**	989	(8%)
767	798	652	18%	E&P Norway entitlement gas production	**782**	687	14%
36	37	39	(7%)	E&P International entitlement gas production	**37**	47	(22%)
166	170	199	(17%)	E&P USA entitlement gas production	**168**	206	(18%)
969	1,005	891	9%	Group entitlement gas production	**987**	940	5%
1,842	1,958	1,845	(0%)	Total entitlement liquids and gas production [3]	**1,900**	1,929	(2%)
				Equity production (mboe per day)			
576	638	604	(5%)	E&P Norway equity liquids production	**607**	633	(4%)
260	287	295	(12%)	E&P International equity liquids production	**273**	297	(8%)
137	127	153	(10%)	E&P USA equity liquids production	**132**	161	(18%)
973	1,051	1,052	(7%)	Group equity liquids production	**1,012**	1,091	(7%)
767	798	652	18%	E&P Norway equity gas production	**782**	687	14%
46	54	54	(15%)	E&P International equity gas production	**50**	57	(13%)
198	203	239	(17%)	E&P USA equity gas production	**200**	246	(19%)
1,011	1,055	945	7%	Group equity gas production	**1,032**	991	4%
1,984	2,106	1,997	(1%)	Total equity liquids and gas production [4]	**2,045**	2,082	(2%)
				REN power generation			
325	511	283	15%	Power generation (GWh)	**837**	733	14%

Health, safety and the environment

Health, safety and the environment	Twelve months average per Q2 2022	Full year 2021
Total recordable injury frequency (TRIF)	**2.5**	2.4
Serious Incident Frequency (SIF)[3]	**0.5**	0.4
Oil and gas leakages (number of)[1]	**10**	12

Climate	First half 2022	Full year 2021
Upstream CO_2 intensity (kg CO_2/boe)[2]	**6.8**	7.0

1) Number of leakages with rate above 0.1 kg/second during the past 12 months.
2) Total scope 1 emissions of CO_2 (kg CO_2) from exploration and production, divided by total production (boe).
3) As of the second quarter of 2022, work-related illness is excluded from SIF

EXPLORATION & PRODUCTION NORWAY

	Quarter		Change	Financial information		First half		
Q2 2022	Q1 2022	Q2 2021	Q2 on Q2	(unaudtied, in USD million)		2022	2021	Change
16,712	18,454	6,245	>100%	Total revenues and other income		35,166	12,060	>100%
16,491	18,663	6,224	>100%	Adjusted total revenues and other income*		35,154	11,896	>100%
(2,231)	(1,521)	(1,825)	22%	Total operating expenses		(3,752)	(4,293)	(13%)
(914)	(884)	(846)	8%	Adjusted operating and administrative expenses*		(1,798)	(1,544)	16%
(1,203)	(1,421)	(1,362)	(12%)	Adjusted depreciation, amortisation and net impairments*		(2,624)	(2,706)	(3%)
(44)	(101)	(48)	(8%)	Adjusted exploration expenses*		(146)	(118)	24%
14,482	16,933	4,420	>100%	Net operating income/(loss)		31,414	7,767	>100%
14,330	16,256	3,967	>100%	Adjusted earnings/(loss)*		30,586	7,527	>100%
1,339	1,072	1,322	1%	Additions to PP&E, intangibles and equity accounted investments		2,410	2,587	(7%)

	Quarters		Change	Operational information		First half		
Q2 2022	Q1 2022	Q2 2021	Q2 on Q2	E&P Norway		2022	2021	Change
1,343	1,436	1,257	7%	E&P entitlement liquid and gas production (mboe/day)		1,389	1,320	5%
109.8	100.3	64.9	69%	Average liquids price (USD/bbl)		105.1	60.8	73%
25.53	29.77	7.08	>100%	Average internal gas price (USD/mmbtu)		27.68	6.23	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Production & Revenues
The increase in production compared to the second quarter of 2021 was mainly due to positive contributions from the new field Martin Linge and narrower scope of planned turnarounds. In addition, Snøhvit resumed production this quarter contributing an average of 15 mboe per day. The change in short-term strategy from gas injection to gas export for Gina Krog continues and has been granted until 30 September 2022. Partially offsetting this, Oseberg has reduced production by approximately 15 mboe per day this quarter due to time limited low gas prices in UK and in combination with natural decline. Overall, production of gas volumes increased 18% and liquids decreased by 5% compared to the second quarter of 2021. For the first half of 2022 there is an increase in gas volumes of 14% and a reduction in liquids of 4% compared to the first half of 2021.

Operating expenses and financial results
Net operating income is driven by high energy prices. increased operating and administrative expenses partly offset the higher energy prices.

The increase in adjusted operating and administrative expenses compared to the second quarter of 2021 was primarily related to ramp-up of new fields and increased maintenance costs. Higher environmental taxes and electricity prices added to the increase, partially offset by the NOK/USD exchange rate development. The same factors combined with higher transportation costs also drove the increase for the first half of 2022. Lower field development and drilling development costs resulted in lower adjusted exploration expenses in the second quarter of 2022. Net operating income for the second quarter of 2022 was positively impacted by net overlifted volumes of USD 152 million.

EXPLORATION & PRODUCTION INTERNATIONAL

Q2 2022	Quarters Q1 2022	Q2 2021	Change Q2 on Q2	Financial information (unaudited, in USD million)	First half 2022	2021	Change
1,838	1,453	1,479	24%	**Total revenues and other income**	**3,290**	2,531	30%
1,956	1,852	1,318	48%	Adjusted total revenues and other income*	**3,808**	2,519	51%
(856)	(1,822)	(886)	(3%)	**Total operating expenses**	**(2,678)**	(1,676)	60%
(373)	(423)	(364)	3%	Adjusted operating and administrative expenses*	**(796)**	(683)	17%
(324)	(339)	(433)	(25%)	Adjusted depreciation, amortisation and net impairments*	**(663)**	(799)	(17%)
(111)	(40)	(136)	(18%)	Adjusted exploration expenses*	**(151)**	(239)	(37%)
982	(369)	593	66%	**Net operating income/(loss)**	**613**	855	(28%)
1,111	1,078	400	>100%	Adjusted earnings/(loss)*	**2,189**	783	>100%
573	626	430	33%	**Additions to PP&E, intangibles and equity accounted investments**	**1,199**	819	46%

Q2 2022	Quarters Q1 2022	Q2 2021	Change Q2 on Q2	Operational information E&P International	First half 2022	2021	Change
306	341	349	(12%)	E&P equity liquid and gas production (mboe/day)	**323**	354	(9%)
210	239	252	(17%)	E&P entitlement liquid and gas production (mboe/day)	**224**	259	(13%)
109.2	96.3	65.3	67%	Average liquids price (USD/bbl)	**102.8**	62.3	(65%)

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Production & Revenues

The decrease in production was primarily due to no Russian production volumes in the second quarter of 2022 following the decision in the first quarter of 2022 to exit the country, and natural decline in several mature fields. The net effects from production sharing agreements (PSA) decreased to 95 mboe per day in the second quarter of 2022, from 97 mboe per day in the second quarter of 2021, primarily caused by the lower equity production.

The main driver for the increase in revenues is the continued increase in realised liquids and gas prices for the second quarter and the first half of 2022 relative to the same periods last year. The increase is partially offset by the lower entitlement production.

Operating expenses and financial results

Adjusted operating and administrative expenses increased in the second quarter and the first half of 2022 compared to the same periods last year, mainly due to higher operations and maintenance expenses. Increased royalties and production fees primarily driven by higher prices added to the increase for the first half of 2022. Adjusted exploration expenses decreased in the second quarter and first half of 2022 compared to the same periods last year, mainly due to lower expensed drilling costs, lower field development and lower other cost. In the first half of 2022, net operating income was negatively impacted by impairments of USD 1,096 million, primarily related to the exit from Russia.

EXPLORATION & PRODUCTION USA

Q2 2022	Quarters Q1 2022	Q2 2021	Change Q2 on Q2	Financial information (unaudited, in USD million)	First half 2022	2021	Change
1,629	1,269	968	68%	**Total revenues and other income**	**2,898**	1,961	48%
1,629	1,269	968	68%	Adjusted total revenues and other income*	**2,898**	1,961	48%
(757)	(24)	(764)	(1%)	**Total operating expenses**	**(782)**	(1,605)	(51%)
(240)	(221)	(272)	(12%)	Adjusted operating and administrative expenses*	**(461)**	(606)	(24%)
(362)	(320)	(438)	(17%)	Adjusted depreciation, amortisation and net impairments*	**(682)**	(846)	(19%)
(146)	(15)	(28)	>100%	Adjusted exploration expenses*	**(161)**	(86)	88%
872	1,245	204	>100%	**Net operating income/(loss)**	**2,117**	356	>100%
881	713	230	>100%	Adjusted earnings/(loss)*	**1,594**	422	>100%
170	126	180	(6%)	**Additions to PP&E, intangibles and equity accounted investments**	**296**	337	(12%)

Q2 2022	Quarters Q1 2022	Q2 2021	Change Q2 on Q2	Operational information E&P USA	First half 2022	2021	Change
335	329	391	(14%)	E&P equity liquid and gas production (mboe/day)	**332**	407	(18%)
289	284	337	(14%)	E&P entitlement liquid and gas production (mboe/day)	**287**	350	(18%)
91.6	82.5	56.7	61%	Average liquids price (USD/bbl)	**87.3**	53.5	63%
6.25	4.18	1.82	>100%	Average internal gas price (USD/bbl)	**5.21**	1.99	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Production & Revenues

The decrease in production was primarily due to natural decline from the Appalachia Basin assets, the divestment of Bakken in 2021 as well as decrease in the Gulf of Mexico production due to increased effect from turnarounds in 2022.

The continued increase in realised liquids and gas prices for the second quarter and the first half of 2022 relative to the same periods last year has been the main driver for the increase in revenues. The increase in prices has been partially offset by the lower entitlement production.

Operating expenses and financial results

Adjusted operating expenses decreased in the second quarter and the first half of 2022 compared to the same periods last year mainly due to lower operations and maintenance expenses and depletion due to lower production and improved reserves. Increased royalties and production fees primarily driven by higher prices partially offset the decrease for the first half of 2022. Adjusted exploration expenses increased in the second quarter and first half of 2022 compared to the same periods last year mainly due to expensing of previously capitalised well costs. In the first half of 2022, net operating income was positively impacted by net impairment reversals of USD 526 million, primarily related to the change in short term commodity prices. In the first half of 2021, net operating income was negatively impacted by impairment and losses recognised on the divestment of the Bakken asset of USD 66 million.

MARKETING, MIDSTREAM & PROCESSING

Q2 2022	Quarters Q1 2022	Q2 2021	Change Q2 on Q2	Financial information (unaudited, in USD million)	First half 2022	2021	Change
36,012	35,917	16,986	>100%	Total revenues and other income	71,929	32,780	>100%
35,971	35,715	16,879	>100%	Adjusted total revenues and other income*	71,686	32,402	>100%
(34,556)	(35,425)	(16,842)	>100%	Total operating expenses	(69,981)	(32,236)	>100%
(33,429)	(34,470)	(15,535)	>100%	Adjusted purchases*	(67,899)	(29,816)	>100%
(1,012)	(1,001)	(968)	5%	Adjusted operating and administrative expenses*	(2,013)	(1,918)	5%
(221)	(212)	(222)	(1%)	Adjusted depreciation, amortisation and net impairments*	(433)	(445)	(3%)
1,456	492	144	>100%	Net operating income/(loss)	1,948	544	>100%
1,310	31	154	>100%	Adjusted earnings*	1,341	224	>100%
91	235	58	56%	- Liquids	325	214	52%
972	(383)	80	>100%	- Natural Gas Europe	590	51	>100%
19	123	37	(50%)	- Natural Gas US	142	39	>100%
228	55	(22)	N/A	- Other	284	(80)	N/A
253	265	138	83%	Additions to PP&E, intangibles and equity accounted investments	518	190	>100%

Q2 2022	Quarters Q1 2022	Q2 2021	Change Q2 on Q2	Operational information	First half 2022	2021	Change
180.5	185.5	180.6	(0%)	Liquids sales volumes (mmbl)	366.0	378.0	(3%)
15.4	16.5	14.2	9%	Natural gas sales Equinor (bcm)	32.0	29.8	7%
13.7	14.1	12.6	9%	Natural gas entitlement sales Equinor (bcm)	27.8	26.1	6%
27.18	29.60	7.54	>100%	Average invoice gas price - Europe (USD/mmbtu)	28.44	7.07	>100%
6.51	4.62	2.25	>100%	Average invoice gas price - North America (USD/mmbtu)	5.52	2.50	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Volumes, Pricing & Revenues

Average invoiced European natural gas sales price was significantly higher than second quarter of 2021 due to increased market prices driven by low gas stocks in Europe, high demand and tight supply. Average invoiced North American piped gas sales price increased significantly compared to second quarter last year as market prices were driven by both supply and demand factors; production growth was weaker than expected whilst demand, especially from power generation was strong.

Financial Results

Adjusted earnings* in the second quarter of 2022 increased significantly from the second quarter of 2021. Adjusted earnings in Natural Gas Europe were mainly driven by strong results from geographical optimisation and positively influenced by derivatives applied to price risk manage bilateral gas contracts and geographical optimisation of future physical flows. The result is reduced by negative mark to market effects from derivatives applied to lock in value on future LNG deliveries and loss related to an oil linked gas sales contract. Adjusted earnings in Natural Gas US were driven by strong trading results partially offset by losses on derivatives used to hedge future physical deliveries. Adjusted earnings in Liquids were primarily driven by products trading. The Other section was dominated by strong trading results in Danske Commodities. It is also positively influenced by realising high refining margins despite turnaround during large part of quarter and negatively influenced by losses on methanol production from natural gas at Tjeldbergodden.

Net operating income of USD 1,456 million in the quarter includes net positive effect from changes in fair value of embedded derivatives and in estimates of certain non-operational losses provided for, periodisation of inventory hedging effect and gains on operational storage value.

In the second quarter of 2021 adjusted earnings for Natural Gas Europe were impacted by losses on derivatives on gas forward contracts, offset by gains in other contracts. Adjusted earnings for Liquids were relatively weak due to trading losses. Adjusted earnings from Natural Gas US were driven by physical gas sales and trading gains. Negative adjusted earnings in the Other section were heavily influenced by low refinery margins.

The increase in adjusted earnings in the first half of 2022 compared to same period last year is mainly explained by stronger results from Natural Gas Europe both from derivatives and trading. In addition, there were higher results in 2022 from Danske Commodities and refining.

From the first quarter to the second quarter of 2022, adjusting earnings have increased driven by the strong result from geographical optimisation and higher derivatives result within Natural Gas Europe.

RENEWABLES

Q2 2022	Quarters Q1 2022	Q2 2021	Change Q2 on Q2	Financial information (unaudited, in USD million)	2022	First half 2021	Change
3	90	7	(56%)	Revenues third party, other revenue and other income	93	1,389	(93%)
12	29	(6)	N/A	Net income/(loss) from equity accounted investments	41	(6)	N/A
15	119	2	>100%	**Total revenues and other income**	134	1,383	(90%)
16	32	2	>100%	Adjusted total revenues and other income*	47	3	>100%
(57)	(41)	(33)	74%	**Total operating expenses**	(99)	(73)	35%
(56)	(41)	(32)	77%	Adjusted operating and administrative expenses*	(97)	(72)	35%
(1)	(1)	(1)	(6%)	Adjusted depreciation, amortisation and net impairments*	(2)	(1)	48%
(42)	77	(31)	(35%)	**Net operating income/(loss)**	35	1,310	(97%)
(42)	(10)	(31)	(34%)	Adjusted earnings*	(52)	(70)	26%
57	43	159	(64%)	**Additions to PP&E, intangibles and equity accounted investments**	100	286	(65%)

Q2 2022	Quarters Q1 2022	Q2 2021	Change Q2 on Q2	Operational information	2022	First half 2021	Change
325	511	283	15%	Power Generation (GWh) Equinor share	837	733	14%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Power generation
The increase in power generation compared to second quarter last year was mainly due to start-up of production from Guanizuil IIA in the third quarter of 2021. This is consistent with the year-on-year trend.

Results from equity accounted investments
Net income/(loss) from equity accounted investments increased compared to the second quarter last year. The increased result compared to the second quarter last year was mainly due to a lower portion of project costs being expensed because the Empire Wind project in the US started capitalisation of project costs in the first quarter of 2022.

Operating expenses and financial results
Operating and administrative expenses increased due to increased business development costs driven by higher activity level in the US, the UK and in Asia. This is consistent with the year-on-year trend.

Net operating income was negative and adjusted earnings was negative USD 42 million in the second quarter of 2022 compared to negative USD 31 million in the second quarter of 2021. The decrease was driven by increased business development costs partially offset by increased net results from equity accounted investments.

Net operating income in the first half of 2022 decreased significantly compared to last year due to lower divestment gains in 2022. Net income in the first half of 2022 was positively impacted by divestment gain on USD 87 million. Net operating income in the first half of 2021 was positively impacted by divestments gains of USD 1,382 million.

Capital expenditure for the second quarter and first half of 2022 decreased compared to same periods last year. This was mainly due to the acquisition of Wento and higher capital contribution to equity accounted investments last year.

CONDENSED INTERIM FINANCIAL STATEMENTS

Second quarter 2022

CONSOLIDATED STATEMENT OF INCOME

	Quarters				First half	
Q2 2022	Q1 2022	Q2 2021	(unaudited, in USD million)	Note	2022	2021
36,387	36,050	17,380	Revenues	2	72,437	33,508
51	99	16	Net income/(loss) from equity accounted investments		151	47
21	244	66	Other income	3	265	1,497
36,459	36,393	17,462	Total revenues and other income	2	72,852	35,052
(13,851)	(13,510)	(7,399)	Purchases [net of inventory variation]		(27,361)	(14,565)
(2,200)	(1,989)	(2,134)	Operating expenses		(4,189)	(4,076)
(205)	(282)	(195)	Selling, general and administrative expenses		(487)	(413)
(2,140)	(2,017)	(2,111)	Depreciation, amortisation and net impairments	2	(4,158)	(4,908)
(331)	(203)	(326)	Exploration expenses		(534)	(572)
(18,727)	(18,001)	(12,164)	Total operating expenses	2	(36,727)	(24,534)
17,733	18,392	5,298	Net operating income/(loss)	2	36,125	10,518
(327)	(266)	(304)	Interest expenses and other financial expenses		(593)	(616)
2,351	(903)	(90)	Other financial items		1,447	(485)
2,023	(1,169)	(393)	Net financial items	4	854	(1,101)
19,756	17,223	4,905	Income/(loss) before tax		36,979	9,417
(12,995)	(12,509)	(2,962)	Income tax	5	(25,503)	(5,620)
6,762	4,714	1,943	Net income/(loss)		11,476	3,797
6,757	4,710	1,938	Attributable to equity holders of the company		11,467	3,789
5	4	5	Attributable to non-controlling interests		9	8
2.12	1.46	0.60	Basic earnings per share (in USD)		3.57	1.17
2.11	1.46	0.60	Diluted earnings per share (in USD)		3.56	1.16
3,188	3,228	3,247	Weighted average number of ordinary shares outstanding (in millions)		3,208	3,248
3,197	3,237	3,257	Weighted average number of ordinary shares outstanding diluted (in millions)		3,217	3,257

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters				First half	
Q2 2022	Q1 2022	Q2 2021	(unaudited, in USD million)		2022	2021
6,762	4,714	1,943	Net income/(loss)		11,476	3,797
27	(419)	107	Actuarial gains/(losses) on defined benefit pension plans		(392)	224
(6)	93	(24)	Income tax effect on income and expenses recognised in OCI[1]		87	(50)
21	(326)	83	Items that will not be reclassified to the Consolidated statement of income		(305)	174
(4,410)	173	119	Foreign currency translation effects		(4,238)	73
(4,410)	173	119	Items that may be subsequently reclassified to the Consolidated statement of income		(4,238)	73
(4,389)	(153)	202	Other comprehensive income/(loss)		(4,542)	247
2,372	4,561	2,144	Total comprehensive income/(loss)		6,933	4,044
2,368	4,557	2,140	Attributable to the equity holders of the company		6,925	4,036
5	4	5	Attributable to non-controlling interests		9	8

1) Other comprehensive income (OCI).

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	Note	At 30 June 2022	At 31 December 2021[1]
ASSETS			
Property, plant and equipment	2	**54,787**	62,075
Intangible assets		**5,307**	6,452
Equity accounted investments		**1,659**	2,686
Deferred tax assets		**6,478**	6,259
Pension assets		**815**	1,449
Derivative financial instruments		**660**	1,265
Financial investments		**2,788**	3,346
Prepayments and financial receivables	6	**1,579**	1,087
Total non-current assets		**74,073**	84,618
Inventories		**5,257**	3,395
Trade and other receivables		**17,741**	17,927
Derivative financial instruments		**6,856**	5,131
Financial investments		**25,105**	21,246
Cash and cash equivalents		**20,582**	14,126
Total current assets		**75,541**	61,826
Assets classified as held for sale	3	**2,352**	676
Total assets		**151,966**	147,120
EQUITY AND LIABILITIES			
Shareholders' equity		**41,206**	39,010
Non-controlling interests		**21**	14
Total equity		**41,226**	39,024
Finance debt	4	**24,062**	27,404
Lease liabilities		**2,318**	2,449
Deferred tax liabilities		**13,393**	14,037
Pension liabilities		**4,086**	4,403
Provisions and other liabilities	6	**15,814**	19,899
Derivative financial instruments		**2,035**	767
Total non-current liabilities		**61,708**	68,959
Trade, other payables and provisions		**10,985**	14,310
Current tax payable	5	**21,636**	13,119
Finance debt	4	**5,775**	5,273
Lease liabilities		**1,138**	1,113
Dividends payable		**1,262**	582
Derivative financial instruments		**6,416**	4,609
Total current liabilities		**47,214**	39,005
Liabilities directly associated with the assets classified as held for sale	3	**1,818**	132
Total liabilities		**110,740**	108,096
Total equity and liabilities		**151,966**	147,120

1) Audited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Share-holders' equity	Non-controlling interests	Total equity
At 1 January 2021[1]	1,164	6,852	30,050	(4,194)	**33,873**	19	**33,892**
Net income/(loss)			3,789		**3,789**	8	**3,797**
Other comprehensive income/(loss)			174	73	**247**		**247**
Total comprehensive income/(loss)							**4,044**
Dividends			(877)		**(877)**		**(877)**
Share buy-back	0	0			**0**		**0**
Other equity transactions		(8)	0		**(8)**	(9)	**(18)**
At 30 June 2021	1,164	6,844	33,136	(4,121)	**37,023**	18	**37,041**
At 1 January 2022[1]	1,164	6,408	36,683	(5,245)	**39,010**	14	**39,024**
Net income/(loss)			11,467		**11,467**	9	**11,476**
Other comprehensive income/(loss)			(305)	(4,238)	**(4,542)**		**(4,542)**
Total comprehensive income/(loss)							**6,933**
Dividends			(2,551)		**(2,551)**		**(2,551)**
Share buy-back[2]	(22)	(2,148)			**(2,170)**		**(2,170)**
Other equity transactions		(9)	0		**(8)**	(2)	**(11)**
At 30 June 2022	**1,142**	**4,252**	**45,295**	**(9,483)**	**41,206**	**21**	**41,226**

1) Audited
2) For more information see note 7 Capital distribution.

CONSOLIDATED STATEMENT OF CASH FLOWS

Q2 2022	Q1 2022	Q2 2021	(unaudited, in USD million)	Note	First half 2022	First half 2021
	Quarters					
19,756	17,223	4,905	Income/(loss) before tax		36,979	9,417
2,140	2,017	2,111	Depreciation, amortisation and net impairment	2	4,158	4,908
87	73	25	Exploration expenditures written off		161	89
(2,821)	284	43	(Gains)/losses on foreign currency transactions and balances	4	(2,537)	(27)
(6)	(89)	16	(Gains)/losses on sale of assets and businesses	3	(94)	(1,367)
(920)	(300)	(565)	(Increase)/decrease in other items related to operating activities[1]		(1,220)	(343)
3	953	170	(Increase)/decrease in net derivative financial instruments		956	746
59	11	39	Interest received		70	78
(233)	(118)	(199)	Interest paid		(351)	(340)
18,066	20,055	6,543	Cash flows provided by operating activities before taxes paid and working capital items		38,122	13,161
(8,050)	(4,307)	(344)	Taxes paid		(12,357)	(428)
(1,496)	23	444	(Increase)/decrease in working capital		(1,473)	(106)
8,520	15,771	6,643	Cash flows provided by operating activities		24,291	12,627
168	0	(111)	Cash used/received in business combinations[2]	3	168	(111)
(1,713)	(2,182)	(1,747)	Capital expenditures and investments[3]		(3,895)	(3,897)
(3,069)	(2,850)	(4,224)	(Increase)/decrease in financial investments		(5,920)	(3,525)
940	424	(65)	(Increase)/decrease in derivatives financial instruments		1,364	(370)
29	4	(134)	(Increase)/decrease in other interest-bearing items		33	(137)
77	140	692	Proceeds from sale of assets and businesses	3	217	1,839
(3,567)	(4,465)	(5,589)	Cash flows used in investing activities		(8,032)	(6,202)
0	0	(1)	Repayment of finance debt		0	(1,425)
(344)	(317)	(308)	Repayment of lease liabilities		(661)	(610)
(1,310)	(582)	(389)	Dividends paid		(1,893)	(744)
(304)	(439)	0	Share buy-back		(742)	0
(2,250)	(2,804)	687	Net current finance debt and other financing activities		(5,054)	(327)
(4,208)	(4,142)	(10)	Cash flows provided by/(used in) financing activities		(8,350)	(3,107)
745	7,165	1,044	Net increase/(decrease) in cash and cash equivalents		7,910	3,318
(1,064)	(270)	3	Effect of exchange rate changes on cash and cash equivalents		(1,334)	(170)
20,882	13,987	8,857	Cash and cash equivalents at the beginning of the period (net of overdraft)		13,987	6,757
20,562	20,882	9,904	Cash and cash equivalents at the end of the period (net of overdraft)[4]		20,562	9,904

1) The line Increase (decrease) in other items related to operating activities in the first half of 2022 included payment of USD 189 million which represent the accretion related to the payment of the acquisition and disposal of the interests in the Bacalhau field as described below.
2) Net after cash and cash equivalents acquired. The line item includes cash consideration related to the acquisition of Statfjord licences in second quarter of 2022 as described in note 3 Acquisitions and disposals
3) The line Capital expenditures and investments for the first half of 2022 includes USD 336 million which represents the net of an USD 769 million payment of a contingent consideration related to the acquisition of interests in the Bacalhau field in 2016 and 2017, and a corresponding receipt of USD 433 million for the simultaneous payment of contingent consideration related to disposal of parts of the acquired interests in 2018.
4) At 30 June 2022 cash and cash equivalents included a net overdraft of USD 20 million compared to a net overdraft of USD 7 million at 30 June 2021 and USD 140 million at 31 December 2021.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities

Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Equinor's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the Norwegian continental shelf, is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's condensed interim financial statements for the second quarter of 2022 were authorised for issue by the board of directors on 26 July 2022.

Basis of preparation

These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2021. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these condensed interim financial statements is included in Equinor's Consolidated annual financial statements for 2021.

There have been no changes to the significant accounting policies during 2022 compared to the Consolidated annual financial statements for 2021. With effect from the second quarter 2022, due to the evolving trading business in the Group, Equinor has determined that fair value less cost to sell (FV) is an appropriate measurement basis for commodity inventories held for trading purposes with subsequent changes in FV recognised in the Consolidated statement of income. Comparative numbers have not been restated due to materiality.

Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding. When determining fair value, there have been no changes to the valuation techniques or models and Equinor applies the same sources of input and the same criteria for categorisation in the fair value hierarchy as disclosed in the Consolidated annual financial statements for 2021.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are reviewed on an on-going basis and are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

2 Segments

Equinor's operations are managed through operating segments (business areas). The reportable segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI are allocated to the three Exploration & Production segments, MMP and REN.

Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products, are eliminated in the Eliminations column below. Inter-segment revenues are based upon estimated market prices.

The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for the segments is IFRS as applied by the group, except for the line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement obligations are excluded. With effect from the second quarter 2022, Equinor has changed the measurement basis for the segments related to leases. Since the implementation of IFRS 16 Leases in 2019, all leases have been presented within the Other segment and lease costs have been allocated to the operating segments based on underlying lease payments with a corresponding credit in the Other segment. As from the second quarter 2022, lease contracts are accounted for in accordance with IFRS 16 in all segments based on functional responsibility. This change does not affect Equinor's consolidated financial statements. Comparative numbers in the segments have been restated.

Second quarter 2022 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	132	237	82	35,921	3	33	0	36,408
Revenues inter-segment	16,580	1,559	1,548	93	0	9	(19,789)	0
Net income/(loss) from equity accounted investments	0	42	0	(2)	12	0	0	51
Total revenues and other income	16,712	1,838	1,629	36,012	15	42	(19,789)	36,459
Purchases [net of inventory variation]	0	(36)	(0)	(33,379)	0	(1)	19,564	(13,851)
Operating, selling, general and administrative expenses	(984)	(370)	(244)	(956)	(56)	(3)	209	(2,404)
Depreciation, amortisation and net impairment losses	(1,202)	(315)	(362)	(221)	(1)	(39)	0	(2,140)
Exploration expenses	(45)	(135)	(151)	0	0	0	0	(331)
Total operating expenses	(2,231)	(856)	(757)	(34,556)	(57)	(43)	19,774	(18,727)
Net operating income/(loss)	14,482	982	872	1,456	(42)	(1)	(16)	17,733
Additions to PP&E, intangibles and equity accounted investments	1,339	573	170	253	57	14	(0)	2,405

First quarter 2022 (in USD million)	E&P Norway [1]	E&P International[1]	E&P USA	MMP[1]	REN	Other[1]	Eliminations [1]	Total
Revenues third party, other revenue and other income[1]	209	62	78	35,825	90	31	0	36,294
Revenues inter-segment[1]	18,245	1,324	1,191	89	0	10	(20,859)	0
Net income/(loss) from equity accounted investments	0	67	0	3	29	0	0	99
Total revenues and other income [1]	18,454	1,453	1,269	35,917	119	41	(20,859)	36,393
Purchases [net of inventory variation]	0	27	0	(34,289)	0	0	20,752	(13,510)
Operating, selling, general and administrative expenses[1]	(816)	(390)	(220)	(923)	(41)	(78)	197	(2,271)
Depreciation, amortisation and net impairment losses[1]	(600)	(1,378)	212	(212)	(1)	(39)	0	(2,017)
Exploration expenses	(106)	(81)	(16)	0	0	0	0	(203)
Total operating expenses[1]	(1,521)	(1,822)	(24)	(35,425)	(41)	(116)	20,949	(18,001)
Net operating income/(loss)[1]	16,933	(369)	1,245	492	77	(76)	90	18,392
Additions to PP&E, intangibles and equity accounted investments[1]	1,072	626	126	265	43	56	(0)	2,188

1) Restated due to implementation of IFRS 16 in the segments, mainly affecting the line item Operating, selling, general and administrative expenses in MMP (reduction of USD 136 million) and Other (increase of USD 177 million) and the line item Depreciation, amortisation and net impairments in MMP (increase of USD 134 million) and Other (reduction USD 201 million).

Second quarter 2021 (in USD million)	E&P Norway [1]	E&P International[1]	E&P USA	MMP[1]	REN	Other[1]	Eliminations [1]	Total
Revenues third party, other revenue and other income[1]	78	291	101	16,897	7	72	0	17,446
Revenues inter-segment[1]	6,167	1,170	867	82	0	10	(8,296)	0
Net income/(loss) from equity accounted investments	0	19	0	7	(6)	(4)	0	16
Total revenues and other income [1]	6,245	1,479	968	16,986	2	78	(8,296)	17,462
Purchases [net of inventory variation]	0	14	(0)	(15,448)	0	(0)	8,035	(7,399)
Operating, selling, general and administrative expenses[1]	(811)	(425)	(286)	(969)	(32)	(112)	307	(2,329)
Depreciation, amortisation and net impairment losses[1]	(959)	(244)	(438)	(424)	(1)	(44)	0	(2,111)
Exploration expenses	(55)	(231)	(39)	0	0	0	0	(326)
Total operating expenses[1]	(1,825)	(886)	(764)	(16,842)	(33)	(156)	8,342	(12,164)
Net operating income/(loss)[1]	4,420	593	204	144	(31)	(78)	46	5,298
Additions to PP&E, intangibles and equity accounted investments[1]	1,322	430	180	138	159	14	0	2,243

1) Restated due to implementation of IFRS 16 in the segments, mainly affecting the line item Operating, selling, general and administrative expenses in MMP (reduction of USD 128 million) and Other (increase of USD 169 million) and the line item Depreciation, amortisation and net impairments in MMP (increase of USD 140 million) and Other (reduction of USD 208 million).

First half 2022 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	341	298	160	71,746	93	64	0	72,702
Revenues inter-segment	34,825	2,883	2,739	182	0	19	(40,648)	0
Net income/(loss) from equity accounted investments	0	109	0	1	41	0	0	151
Total revenues and other income	35,166	3,290	2,898	71,929	134	83	(40,648)	72,852
Purchases [net of inventory variation]	0	(9)	(0)	(67,668)	0	(0)	40,316	(27,361)
Operating, selling, general and administrative expenses	(1,799)	(760)	(465)	(1,880)	(97)	(81)	406	(4,675)
Depreciation, amortisation and net impairment losses	(1,802)	(1,693)	(150)	(433)	(2)	(78)	0	(4,158)
Exploration expenses	(150)	(216)	(168)	0	0	0	0	(534)
Total operating expenses	(3,752)	(2,678)	(782)	(69,981)	(99)	(159)	40,723	(36,727)
Net operating income/(loss)	31,414	613	2,117	1,948	35	(77)	75	36,125
Additions to PP&E, intangibles and equity accounted investments	2,410	1,199	296	518	100	70	(0)	4,593
Balance sheet information								
Equity accounted investments	3	490	0	113	1,001	52	(0)	1,659
Non-current segment assets	29,176	14,975	11,121	3,631	183	1,009	0	60,094
Non-current assets not allocated to segments								12,319
Total non-current assets								74,073

First half 2021 (in USD million)	E&P Norway [1]	E&P International [1]	E&P USA [1]	MMP [1]	REN [1]	Other [1]	Eliminations [1]	Total
Revenues third party, other revenue and other income [1]	138	514	222	32,599	1,389	143	0	35,005
Revenues inter-segment [1]	11,923	1,975	1,739	166	0	20	(15,823)	0
Net income/(loss) from equity accounted investments	0	42	0	15	(6)	(4)	0	47
Total revenues and other income [1]	12,060	2,531	1,961	32,780	1,383	160	(15,823)	35,052
Purchases [net of inventory variation]	0	(15)	(0)	(29,625)	0	(1)	15,076	(14,565)
Operating, selling, general and administrative expenses [1]	(1,589)	(662)	(621)	(1,908)	(72)	(231)	593	(4,489)
Depreciation, amortisation and net impairment losses [1]	(2,579)	(661)	(874)	(704)	(1)	(88)	0	(4,908)
Exploration expenses	(125)	(338)	(109)	0	0	0	0	(572)
Total operating expenses [1]	(4,293)	(1,676)	(1,605)	(32,236)	(73)	(320)	15,669	(24,534)
Net operating income/(loss) [1]	7,767	855	356	544	1,310	(160)	(154)	10,518
Additions to PP&E, intangibles and equity accounted investments [1]	2,587	819	337	190	286	38	0	4,258
Balance sheet information								
Equity accounted investments	3	1,181	0	96	1,067	32	0	2,377
Non-current segment assets [1]	38,337	17,839	11,967	4,786	145	1,086	0	74,160
Non-current assets not allocated to segments								13,303
Total non-current assets								89,841

1) Restated due to implementation of IFRS 16 in the segments, mainly affecting the line item Operating, selling, general and administrative expenses in MMP (reduction of USD 258 million) and Other (increase of USD 341 million) and the line item Depreciation, amortisation and net impairments in MMP (increase of USD 268 million) and Other (reduction of USD 404 million).

Equinor has not recognised any significant impairments or reversals of impairments in the second quarter of 2022.

Net impairment reversals amounted to USD 276 million in the second quarter of 2021, of which USD 113 million related to acquisition cost and signature bonuses classified as exploration expenses. In the second quarter of 2021, net impairment reversals of USD 396 million and USD 93 million were recognised in the E&P Norway segment and E&P International segment respectively. In the MMP segment, the impairments amounted to USD 185 million in the second quarter of 2021.

Net impairment reversals in the first half of 2022 amounted to USD 245 million (net impairment of USD 152 million in the first half of 2021), of which USD 832 million related to impairment of equity accounted investments in the first quarter of 2022.

The recoverable amounts in the impairment assessments are normally based on value in use. Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecast on cost, production profiles and commodity prices.

Non-current assets by country

(in USD million)	At 30 June 2022	At 31 December 2021
Norway	**32,886**	40,564
USA	**12,077**	12,323
Brazil	**8,929**	8,751
UK	**1,868**	2,096
Azerbaijan	**1,609**	1,654
Canada	**1,294**	1,403
Angola	**932**	948
Algeria	**656**	708
Argentina	**550**	474
Denmark	**486**	536
Other	**467**	1,757
Total non-current assets[1]	**61,754**	71,213

1) Excluding deferred tax assets, pension assets and non-current financial assets.

The decrease in non-current assets in Norway from 31 December 2021 to 30 June 2022 is mainly due to currency effect of USD 4.2 billion and increased interest rates which have effect on the asset retirement obligation of USD 2.7 billion.

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues from contracts with customers to the country of the legal entity executing the sale for the second quarter of 2022, Norway constitutes 84% and USA constitutes 14% of such revenues (85% and 12% respectively for the first half of 2022). For the second quarter of 2021, Norway and USA constituted 76% and 16% of such revenues, respectively (78% and 16% for the first half of 2021).

Revenues from contracts with customers and other revenues

	Quarters			First half	
Q2 2022	Q1 2022	Q2 2021	(in USD million)	2022	2021
16,397	15,034	9,060	Crude oil	31,431	17,774
12,923	15,538	3,443	Natural gas	28,461	6,741
11,457	14,350	2,908	- European gas	25,808	5,569
766	621	319	- North American gas	1,387	741
699	567	215	- Other incl. Liquefied natural gas	1,266	431
2,531	2,904	2,682	Refined products	5,435	5,055
2,529	2,576	1,672	Natural gas liquids	5,106	3,582
310	282	205	Transportation	592	461
651	1,117	341	Other sales	1,768	454
35,342	37,451	17,402	Revenues from contracts with customers	72,793	34,067
1,045	(1,401)	(23)	Total other revenues[1]	(356)	(558)
36,387	36,050	17,380	Revenues	72,437	33,508

1) Principally relates to commodity derivatives.

3 Acquisitions and disposals

Acquisition

Acquisition of Statfjord

On 31 May 2022, Equinor closed a transaction to acquire all of Spirit Energy's interests in production licenses in the Statfjord area which covers the Norwegian and UK Continental Shelves and consists of three integrated production platforms and satellite subsea installations. All licenses are operated by Equinor. Spirit Energy's ownership shares in the licenses covered by the transaction range from 11.56% to 48.78%. The cash consideration received was USD 193 million, whereof USD 25 million related to Spirit's lifting of volumes on Equinor's behalf in June 2022. The assets and liabilities acquired have been reflected in accordance with the principles in IFRS 3 Business Combination. The transaction is reflected in the E&P Norway and E&P International segments with a cash consideration of USD 96 million and USD 72 million respectively.

In the segment E&P Norway, the acquisition resulted in an increase of USD 98 million in Property, Plant and Equipment, an increase of USD 390 million in Asset Retirement Obligation, a reduction of Deferred Tax Liability of USD 298 million and an increase in taxes payable of USD 98 million. In the segment E&P International, the acquisition resulted in an increase of USD 98 million in Property, Plant and Equipment, an increase of USD 241 million in Asset Retirement Obligation and an increase of Deferred Tax Asset of USD 86 million. Both the consideration and the purchase price allocation are preliminary.

Acquisition of Triton Power

On 28 June 2022, Equinor and SSE Thermal entered into an agreement to acquire the power company Triton Power from Energy Capital Partners (ECP) for a combined consideration of USD 413 million (GBP 341 million) before adjustments that mainly relates to net debt and working capital. The key plant included in the purchase of Triton Power is the Saltend Power Station with an installed capacity of 1.2 GW. Equinor and SSE Thermal will own 50% each of Triton Power. Closing of the transaction is expected during 2022, subject to approvals by the UK National Security Filing and EU Merger Control.

Disposals

10% of Dogger Bank C

On 10 February 2022, Equinor closed the transaction with Eni to sell a 10% equity interest in the Dogger Bank C project in the UK for a total consideration of USD 91 million (GBP 68 million), resulting in a gain of USD 87 million (GBP 65 million). After closing, Equinor's ownership share is 40%. Equinor will continue to equity account for the remaining investment as a joint venture. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

Exit Russia

Following Russia's invasion of Ukraine, Equinor announced that it had decided to stop new investments in Russia and start the process of exiting Equinor's joint arrangements. Based on this decision, Equinor evaluated its assets in Russia and recognised net impairments of USD 1.083 billion in the first quarter, of which USD 251 million was related to property, plant and equipment and intangible assets and USD 832 million was related to investments accounted for using the equity method. The impairments were net of contingent consideration from the time of acquiring the assets. The impairments were recognised in the line items Depreciation, amortisation and net impairment losses and Exploration expenses in the Consolidated statement of income based on the nature of the impaired assets and reflected in the E&P International segment. During the second quarter, Equinor has transferred its participating interests in four Russian entities to Rosneft and is released from all future commitments and obligations with no material impact on the financial statements. The ownership interests in Kharyaga have been transferred to the operator.

Equinor has stopped trading in Russian oil. This means that Equinor will not enter into any new trades or engage in new transport of oil and oil products from Russia. Equinor has assessed the accounting impact of certain commitments arising from such contracts entered into prior to the invasion and deem the impact to be immaterial.

Held for sale

Equinor Energy Ireland Limited

In the fourth quarter of 2021, Equinor entered into an agreement with Vermilion Energy Inc (Vermilion) to sell Equinor's non-operated equity position in the Corrib gas project in Ireland. The transaction covers a sale of 100% of the shares in Equinor Energy Ireland Limited (EEIL). EEIL owns 36.5% of the Corrib field alongside the operator Vermilion (20%) and Nephin Energy (43.5%). Equinor and Vermilion have agreed a consideration of USD 434 million before closing adjustments and contingent consideration linked to 2022 production level and gas prices. The effective date for the transaction is 1 January 2022. Closing is expected in the second half of 2022.

Ekofisk and Martin Linge on the Norwegian Continental Shelf

On 10 May 2022, Equinor entered into an agreement with Sval Energi to divest Equinor's ownership share in the Greater Ekofisk Area, a 19% ownership share in Martin Linge and an 18,5% share in Norpipe Oil AS for a cash consideration of USD 1 billion before interim period settlement, and a contingent consideration linked to realised oil and gas prices for 2022 and 2023. Equinor will retain a 51% ownership share in Martin Linge and continue as operator of the field. Closing of the transaction is expected in the second half of 2022, subject to customary government and license approvals.

4 Financial items

| | Quarters | | | First half | |
Q2 2022	Q1 2022	Q2 2021	(in USD million)	2022	2021
2,821	(284)	(43)	Net foreign currency exchange gains/(losses)	2,537	27
280	114	28	Interest income and other financial items	394	72
(224)	(134)	27	Gains/(losses) on financial investments	(357)	(123)
(526)	(599)	(101)	Gains/(losses) other derivative financial instruments	(1,126)	(462)
(327)	(266)	(304)	Interest and other finance expenses	(593)	(616)
2,023	(1,169)	(393)	Net financial items	854	(1,101)

Equinor has a US Commercial paper programme available with a limit of USD 5 billion. USD 799 million has been utilised as of 30 June 2022, compared to USD 2,600 million utilised as of 31 December 2021.

Equinor reports significant unrealised foreign currency gains in the second quarter 2022, mainly related to a significant strengthening of USD versus NOK.

5 Income taxes

| | Quarters | | | First half | |
Q2 2022	Q1 2022	Q2 2021	(in USD million)	2022	2021
19,756	17,223	4,905	Income/(loss) before tax	36,979	9,417
(12,995)	(12,509)	(2,962)	Income tax	(25,503)	(5,620)
66%	73%	60%	Effective tax rate	69%	60%

The effective tax rate for the second quarter of 2022 was primarily influenced by low share of income before tax from the Norwegian continental shelf and positive income in countries with lower tax rates and with unrecognised deferred tax assets. The effective rate for the first half of 2022 was primarily influenced by high share of income before tax from the Norwegian continental shelf and losses including impairments recognised in countries with lower effective tax rates, partially offset by positive income in countries with lower tax rates and with unrecognised deferred tax assets. The effective tax rate for the second quarter of 2022 and for the first half of 2022 was also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

Retrospective application of the Norwegian Petroleum Tax Act amendments adopted on 17 June 2022, effective from 1 January 2022, had an immaterial cumulative impact on the interim financial statement in the second quarter 2022.

The effective tax rate for the second quarter of 2021 and for the first half of 2021 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets. The effective tax rate for the second quarter of 2021 was also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

6 Provisions, commitments, contingent items and related parties

Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have decreased by USD 4.432 billion to USD 12.985 billion at 30 June 2022 compared to year-end 2021, mainly due to increased discount rates and strengthening of USD versus other currencies. Main impact on currency is in NOK within E&P Norway. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.

Deviation notices and disputes with Norwegian tax authorities
In the fourth quarter of 2020, Equinor received a decision from the Norwegian tax authorities related to the capital structure of the subsidiary Equinor Service Center Belgium N.V., concluding that the capital structure had to be based on the arm length´s principle,

affecting the fiscal years 2012 to 2016. Equinor received a claim of USD 182 million that was paid in 2021. During the second quarter of 2022, the tax authorities reversed its position and accepted Equinor's initial position. As such, the tax payment will be reimbursed to Equinor. As no amounts were previously expensed in the financial statements, the decision does not affect the Consolidated statement of income.

Equinor has an ongoing dispute regarding the level of Research & Development cost to be allocated to the offshore tax regime. During the second quarter of 2022, the Oil Taxation Office informed Equinor that it had decided to accept Equinor's position regarding certain disputed items, resulting in a reduction in Equinor's maximum exposure to approximately USD 149 million. Equinor has provided for its best estimate in the matter.

During the normal course of its business, Equinor is involved in legal and other proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Related parties
The line item Prepayments and Financial Receivables includes USD 1.206 billion which represent a gross receivable from the Norwegian state under the Marketing Instruction in relation to the state's (SDFI) expected participation in the gas sales activities of a foreign subsidiary of Equinor. At year-end 2021, the corresponding amount was USD 435 million. The increase is mainly related to increased volumes as well as higher cost price on the gas storage.

7 Capital distribution

In February 2022 Equinor launched a share buy-back programme for 2022 of up to USD 5,000 million, where the first tranche of around USD 1,000 million was finalised in March 2022. USD 330 million of the first tranche was acquired in the open market and recognised as a reduction in equity as treasury shares in the first quarter 2022. The treatment of the proportionate share of 67% from the Norwegian State is described below.

In May 2022, Equinor launched the second tranche of the 2022 share buy-back programme of USD 1,333 million. For the second tranche Equinor entered into an irrevocable agreement with a third party for up to USD 440 million of shares to be purchased in the open market, while up to USD 893 million of shares from the Norwegian State will, in accordance with an agreement with the Ministry of Trade, Industry and Fisheries, be redeemed at the annual general meeting in May 2023 in order for the Norwegian State to maintain its ownership percentage in Equinor. As of 30 June 2022, USD 338 million has been acquired in the open market, of which USD 304 million has been settled.

The second tranche of USD 440 million (both acquired and remaining order) has been recognised as a reduction in equity as treasury shares due to the irrevocable agreement with the third party. The remaining order of the second tranche is accrued for and classified as Trade, other payables and provisions, and this tranche was completed 13 July 2022.

In line with the objective for the share buy-back programme which was executed by Equinor ASA in the period 28 July 2021 to 25 March 2022, a proportionate share of 67% from the Norwegian State was redeemed in accordance with an agreement with the Ministry of Petroleum and Energy for the Norwegian State to maintain their ownership percentage in Equinor. The redemption was approved by the annual general meeting held on 11 May 2022. The State's share including interest and dividends was recognised as a short-term liability and as a reduction in equity as treasury shares in the second quarter 2022, subsequent to the decision at the annual general meeting held on 11 May 2022. The shares were cancelled 29 June 2022 and the liability of USD 1,399 million (NOK 13,496 million) to the Norwegian State was settled 20 July 2022.

On 26 July 2022, the board of directors decided a cash dividend for the second quarter of 2022 of USD 0.20 per share and an increase in the extraordinary cash dividend from USD 0.20 per share to USD 0.50 per share for the second and third quarter of 2022. The Equinor shares will be traded ex-dividend 11 November 2022 on the Oslo Børs and for ADR holders on the New York Stock Exchange. Record date will be 14 November 2022 and payment date will be 29 November 2022.

On 26 July 2022, the board of directors decided to initiate the third tranche of the share buy-back programme for 2022 of around USD 1,833 million, including shares to be redeemed from the Norwegian State (subject to annual general meeting approval in May 2023), and increase the share buy-back programme for 2022 from previously communicated up to USD 5,000 million to up to USD 6,000 million. The third tranche will commence on 28 July and will end no later than 26 October 2022.

Responsibility statement

Board and management confirmation

Today, the board of directors, the chief executive officer and the chief financial officer have reviewed and approved the Equinor ASA Condensed interim financial statements as of 30 June 2022.

To the best of our knowledge, we confirm that:
- the Equinor ASA Condensed interim financial statements for the first half of 2022 have been prepared in accordance with IFRSs as adopted by the European Union (EU), IFRSs as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that
- the information presented in the Condensed interim financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that
- the information presented in the Condensed interim financial statements gives a true and fair view of the development, performance, financial position, principle risks and uncertainties of the group, and that
- the information presented in the Condensed interim financial statements gives a true and fair view of major related-party transactions

Oslo, 26 July 2022

THE BOARD OF DIRECTORS OF EQUINOR ASA

/s/ JON ERIK REINHARDSEN
CHAIR

/s/ ANNE DRINKWATER
DEPUTY CHAIR

/s/ BJØRN TORE GODAL

/s/ REBEKKA GLASSER HERLOFSEN

/s/ MICHAEL LEWIS

/s/ JONATHAN LEWIS

/s/ FINN BJØRN RUYTER

/s/ TOVE ANDERSEN

/s/ STIG LÆGREID

/s/ PER MARTIN LABRÅTEN

/s/ HILDE MØLLERSTAD

/s/ ULRICA FEARN
CHIEF FINANCIAL OFFICER

/s/ ANDERS OPEDAL
PRESIDENT AND CEO

SUPPLEMENTARY DISCLOSURES

Exchange rates

	Quarters					First half		
Q2 2022	Q1 2022	Q2 2021	Change Q2 on Q2	Exchange rates		2022	2021	Change
0.1059	0.1130	0.1195	(11%)	NOK/USD average daily exchange rate		**0.1095**	0.1184	(8%)
0.1004	0.1143	0.1168	(14%)	NOK/USD period-end exchange rate		**0.1004**	0.1168	(14%)
9.4411	8.8483	8.3697	13%	USD/NOK average daily exchange rate		**9.1327**	8.4445	8%
9.9629	8.7479	8.5592	16%	USD/NOK period-end exchange rate		**9.9629**	8.5592	16%
1.0636	1.1216	1.2058	(12%)	EUR/USD average daily exchange rate		**1.0928**	1.2053	(9%)
1.0387	1.1101	1.1884	(13%)	EUR/USD period-end exchange rate		**1.0387**	1.1884	(13%)

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:
- **Adjusted earnings** are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses.
- **Adjusted earnings after tax** – equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.
- **Capital employed adjusted –** this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted.
- **Net interest-bearing debt adjusted** – this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI.

- **Net debt to capital employed**, **Net debt to capital employed adjusted, including lease liabilities** and **Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement.
- **Organic capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD 2.4 billion in the second quarter of 2022 (second quarter of 2021: USD 2.2 billion). Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and other investments with significant different cash flow pattern. In the second quarter of 2022, a total of USD 0.4 billion (second quarter of 2021: USD 0.2 billion) is excluded in the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty.
- **Gross capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in the financial statements, including Equinor's proportionate share of capital expenditures in equity accounted investments not included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
- **Free cash flow for the second quarter of 2022 and 2021** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (2022: USD 18.1 billion | 2021: USD 6.5 billion), taxes paid (2022: negative USD 8.0 billion | 2021: negative USD 0.3 billion), cash used/received in business combinations (2022: USD 0.2 billion | 2021: negative USD 0.1 billion), capital expenditures and investments (2022: negative USD 1.7 billion | 2021: negative USD 1.7 billion), increase/decrease in other items interest-bearing (2022: USD 0.0 billion | 2021: negative USD 0.1 billion), proceeds from sale of assets and businesses (2022: USD 0.1 billion | 2021: USD 0.7 billion), dividend paid (2022: negative USD 1.3 billion | 2021: negative USD 0.4 billion) and share buy-back (2022: negative USD 0.3 billion | 2021: USD 0.0 billion), resulting in a free cash flow of USD 7.0 billion in the second quarter of 2022 (2021: 4.5 billion).
- **Free cash flow for the first half of 2022 and 2021** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (2022: USD 38.1 billion | 2021: USD 13.2 billion), taxes paid (2022: negative USD 12.4 billion | 2021: negative USD 0.4 billion), cash used/received in business combinations (2022: USD 0.2 billion | 2021: negative USD 0.1 billion), capital expenditures and investments (2022: negative USD 3.9 billion | 2021: negative USD 3.9 billion), increase/decrease in other items interest-bearing (2022: USD 0.0 billion | 2021: negative USD 0.1 billion), proceeds from sale of assets and businesses (2022: USD 0.2 billion | 2021: USD 1.8 billion), dividend paid (2022: negative USD 1.9 billion | 2021: negative USD 0.7 billion) and share buy-back (2022: negative USD 0.7 billion | 2021: USD 0.0 billion), resulting in a free cash flow of USD 19.7 billion in the first half of 2022 (2021: USD 9.7 billion).

Adjusted earnings adjust for the following items:
- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period.
- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the derivatives market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made.
- **Over/underlift**: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on several factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers.
- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.

- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
- **Eliminations (Internal unrealised profit on inventories)**: Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e., level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period.

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2021 Annual Report and Form 20-F.

Reconciliation of adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the second quarter of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income	**36,459**	16,712	1,838	1,629	36,012	15	(19,748)
Adjusting items	**(144)**	(221)	118	-	(41)	0	-
Changes in fair value of derivatives	**(34)**	-	40	-	(74)	-	-
Periodisation of inventory hedging effect	**42**	-	-	-	42	-	-
Over-/underlift	**(144)**	(221)	78	-	-	-	-
Gain/loss on sale of assets	**(9)**	-	-	-	(9)	-	-
Adjusted total revenues and other income	**36,315**	16,491	1,956	1,629	35,971	16	(19,748)
Purchases [net of inventory variation]	**(13,851)**	0	(36)	(0)	(33,379)	-	19,564
Adjusting items	**(34)**	-	-	-	(50)	-	16
Operational storage effects	**(50)**	-	-	-	(50)	-	-
Eliminations	**16**	-	-	-	-	-	16
Adjusted purchases [net of inventory variation]	**(13,885)**	0	(36)	(0)	(33,429)	-	19,580
Operating and administrative expenses	**(2,404)**	(984)	(370)	(244)	(956)	(56)	206
Adjusting items	**15**	70	(3)	4	(56)	-	-
Over-/underlift	**60**	70	(10)	-	-	-	-
Other adjustments	**6**	-	6	-	-	-	-
Gain/loss on sale of assets	**4**	-	0	4	-	-	-
Provisions	**(56)**	-	-	-	(56)	-	-
Adjusted operating and administrative expenses	**(2,390)**	(914)	(373)	(240)	(1,012)	(56)	206
Depreciation, amortisation and net impairments	**(2,140)**	(1,202)	(315)	(362)	(221)	(1)	(39)
Adjusting items	**(9)**	(0)	(9)	-	-	-	-
Impairment	**(9)**	-	(9)	-	-	-	-
Adjusted depreciation, amortisation and net impairments	**(2,149)**	(1,203)	(324)	(362)	(221)	(1)	(39)
Exploration expenses	**(331)**	(45)	(135)	(151)	-	-	-
Adjusting items	**30**	0	24	5	-	-	-
Impairment	**30**	0	24	5	-	-	-
Adjusted exploration expenses	**(301)**	(44)	(111)	(146)	-	-	-
Net operating income/(loss)	**17,733**	14,482	982	872	1,456	(42)	(17)
Sum of adjusting items	**(143)**	(152)	130	10	(146)	0	16
Adjusted earnings/(loss)	**17,590**	14,330	1,111	881	1,310	(42)	(1)
Tax on adjusted earnings	**(12,590)**	(11,121)	(405)	(21)	(1,050)	7	(1)
Adjusted earnings/(loss) after tax	**5,000**	3,210	707	861	259	(34)	(1)

Items impacting net operating income/(loss) in the second quarter of 2021 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income[1]	**17,462**	6,245	1,479	968	16,986	2	(8,218)
Adjusting items	**(289)**	(22)	(161)	-	(107)	0	-
Changes in fair value of derivatives	**(60)**	(19)	-	-	(41)	-	-
Periodisation of inventory hedging effect	**(67)**	-	-	-	(67)	-	-
Operating and administrative expenses	**0**	-	-	-	-	0	-
Over-/underlift	**(106)**	(2)	(103)	-	-	-	-
Provisions	**(57)**	-	(57)	-	-	-	-
Adjusted total revenues and other income[1]	**17,173**	6,224	1,318	968	16,879	2	(8,218)
Purchases [net of inventory variation]	**(7,399)**	-	14	(0)	(15,448)	-	8,035
Adjusting items	**(133)**	-	-	-	(87)	-	(46)
Operational storage effects	**(87)**	-	-	-	(87)	-	-
Eliminations	**(46)**	-	-	-	-	-	(46)
Adjusted purchases [net of inventory variation]	**(7,531)**	-	14	(0)	(15,535)	-	7,989
Operating and administrative expenses[1]	**(2,329)**	(811)	(425)	(286)	(969)	(32)	195
Adjusting items	**42**	(35)	62	15	1	-	-
Over-/underlift	**26**	(35)	62	-	-	-	-
Other adjustments	**(25)**	-	-	-	(25)	-	-
Gain/loss on sale of assets	**15**	-	-	15	-	-	-
Provisions	**26**	-	-	-	26	-	-
Adjusted operating and administrative expenses[1]	**(2,287)**	(846)	(364)	(272)	(968)	(32)	195
Depreciation, amortisation and net impairments[1]	**(2,111)**	(959)	(244)	(438)	(424)	(1)	(44)
Adjusting items	**(389)**	(403)	(188)	-	202	-	-
Impairment	**211**	-	9	-	202	-	-
Reversal of impairment	**(600)**	(403)	(197)	-	-	-	-
Adjusted depreciation, amortisation and net impairments[1]	**(2,500)**	(1,362)	(433)	(438)	(222)	(1)	(44)
Exploration expenses	**(326)**	(55)	(231)	(39)	-	-	0
Adjusting items	**113**	7	95	11	-	-	-
Impairment	**113**	7	95	11	-	-	-
Adjusted exploration expenses	**(212)**	(48)	(136)	(28)	-	-	0
Net operating income/(loss)[1]	**5,298**	4,420	593	204	144	(31)	(32)
Sum of adjusting items	**(656)**	(453)	(193)	26	10	0	(46)
Adjusted earnings/(loss)[1]	**4,641**	3,967	400	230	154	(31)	(78)
Tax on adjusted earnings	**(3,064)**	(2,861)	(106)	0	(124)	4	22
Adjusted earnings/(loss) after tax[1]	**1,578**	1,106	294	230	29	(27)	(56)

1) E&P Norway, E&P International, MMP and Other segments are restated due to implementation of IFRS 16 in the segments.

Items impacting net operating income/(loss) in the first quarter of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income[1]	**36,393**	18,454	1,453	1,269	35,917	119	(20,818)
Adjusting Items	**319**	209	400	-	(202)	(87)	(1)
Changes in fair value of derivatives	**205**	(154)	314	-	45	-	-
Periodisation of inventory hedging effect	**(247)**	-	-	-	(247)	-	-
Over-/underlift	**449**	363	86	-	-	-	-
Gain/loss on sale of assets	**(88)**	-	-	-	-	(87)	(1)
Adjusted total revenues and other income[1]	**36,712**	18,663	1,852	1,269	35,715	32	(20,819)
Purchases [net of inventory variation]	**(13,510)**	0	27	0	(34,289)	-	20,752
Adjusting Items	**(272)**	-	-	-	(181)	-	(90)
Operational storage effects	**(181)**	-	-	-	(181)	-	-
Eliminations	**(90)**	-	-	-	-	-	(90)
Adjusted purchases [net of inventory variation]	**(13,781)**	0	27	0	(34,470)	-	20,662
Operating and administrative expenses[1]	**(2,271)**	(816)	(390)	(220)	(923)	(41)	119
Adjusting Items	**(179)**	(68)	(33)	(0)	(78)	-	-
Over-/underlift	**(101)**	(68)	(33)	-	-	-	-
Provisions	**(78)**	-	-	-	(78)	-	-
Adjusted operating and administrative expenses[1]	**(2,450)**	(884)	(423)	(221)	(1,001)	(41)	119
Depreciation, amortisation and net impairments[1]	**(2,017)**	(600)	(1,378)	212	(212)	(1)	(39)
Adjusting Items	**(315)**	(821)	1,039	(533)	-	-	-
Impairment	**1,039**	-	1,039	-	-	-	-
Reversal of Impairment	**(1,354)**	(821)	-	(533)	-	-	-
Adjusted depreciation, amortisation and net impairments[1]	**(2,333)**	(1,421)	(339)	(320)	(212)	(1)	(39)
Exploration expenses	**(203)**	(106)	(81)	(16)	-	-	-
Adjusting Items	**46**	4	41	1	-	-	-
Impairment	**46**	4	41	1	-	-	-
Adjusted exploration expenses	**(157)**	(101)	(40)	(15)	-	-	-
Net operating income/(loss)[1]	**18,392**	16,933	(369)	1,245	492	77	15
Sum of adjusting items	**(401)**	(676)	1,447	(532)	(461)	(87)	(91)
Adjusted earnings/(loss)[1]	**17,991**	16,256	1,078	713	31	(10)	(76)
Tax on adjusted earnings	**(12,812)**	(12,602)	(234)	(13)	7	3	28
Adjusted earnings/(loss) after tax[1]	**5,179**	3,655	844	700	38	(7)	(49)

1) E&P Norway, E&P International, MMP and Other segments are restated due to implementation of IFRS 16 in the segments.

Items impacting net operating income/(loss) in the first half of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income	**72,852**	35,166	3,290	2,898	71,929	134	(40,565)
Adjusting items	**174**	(13)	517	-	(243)	(87)	(1)
Changes in fair value of derivatives	**170**	(154)	354	-	(29)	-	-
Periodisation of inventory hedging effect	**(205)**	-	-	-	(205)	-	-
Over-/underlift	**305**	142	164	-	-	-	-
Gain/loss on sale of assets	**(97)**	-	-	-	(9)	(87)	(1)
Adjusted total revenues and other income	**73,027**	35,154	3,808	2,898	71,686	47	(40,566)
Purchases [net of inventory variation]	**(27,361)**	0	(9)	(0)	(67,668)	-	40,316
Adjusting items	**(306)**	-	-	-	(231)	-	(75)
Operational storage effects	**(231)**	-	-	-	(231)	-	-
Eliminations	**(75)**	-	-	-	-	-	(75)
Adjusted purchases [net of inventory variation]	**(27,666)**	0	(9)	(0)	(67,899)	-	40,242
Operating and administrative expenses	**(4,675)**	(1,799)	(760)	(465)	(1,880)	(97)	326
Adjusting items	**(165)**	2	(36)	4	(134)	-	-
Over-/underlift	**(41)**	2	(43)	-	-	-	-
Other adjustments	**6**	-	6	-	-	-	-
Gain/loss on sale of assets	**4**	-	0	4	-	-	-
Provisions	**(134)**	-	-	-	(134)	-	-
Adjusted operating and administrative expenses	**(4,840)**	(1,798)	(796)	(461)	(2,013)	(97)	326
Depreciation, amortisation and net impairments	**(4,158)**	(1,802)	(1,693)	(150)	(433)	(2)	(78)
Adjusting items	**(324)**	(821)	1,030	(533)	-	-	-
Impairment	**1,030**	-	1,030	-	-	-	-
Reversal of impairment	**(1,354)**	(821)	-	(533)	-	-	-
Adjusted depreciation, amortisation and net impairments	**(4,482)**	(2,624)	(663)	(682)	(433)	(2)	(78)
Exploration expenses	**(534)**	(150)	(216)	(168)	-	-	-
Adjusting items	**76**	4	65	6	-	-	-
Impairment	**76**	4	65	6	-	-	-
Adjusted exploration expenses	**(458)**	(146)	(151)	(161)	-	-	-
Net operating income/(loss)	**36,125**	31,414	613	2,117	1,948	35	(2)
Sum of adjusting items	**(544)**	(828)	1,576	(523)	(607)	(87)	(75)
Adjusted earnings/(loss)	**35,581**	30,586	2,189	1,594	1,341	(52)	(78)
Tax on adjusted earnings	**(25,401)**	(23,722)	(639)	(34)	(1,043)	10	27
Adjusted earnings/(loss) after tax	**10,180**	6,864	1,550	1,560	297	(42)	(50)

Items impacting net operating income/(loss) in the first half of 2021 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income[1]	**35,052**	12,060	2,531	1,961	32,780	1,383	(15,663)
Adjusting Items	**(1,934)**	(165)	(12)	-	(378)	(1,379)	-
Changes in fair value of derivatives	**(44)**	(19)	-	-	(24)	-	-
Periodisation of inventory hedging effect	**(354)**	-	-	-	(354)	-	-
Impairment from associated companies	**3**	-	-	-	-	3	-
Over-/underlift	**(100)**	(145)	45	-	-	-	-
Gain/loss on sale of assets	**(1,382)**	-	-	-	-	(1,382)	-
Provisions	**(57)**	-	(57)	-	-	-	-
Adjusted total revenues and other income[1]	**33,118**	11,896	2,519	1,961	32,402	3	(15,663)
Purchases [net of inventory variation]	**(14,565)**	0	(15)	(0)	(29,625)	-	15,075
Adjusting Items	**(37)**	-	-	-	(191)	-	154
Operational storage effects	**(191)**	-	-	-	(191)	-	-
Eliminations	**154**	-	-	-	-	-	154
Adjusted purchases [net of inventory variation]	**(14,602)**	0	(15)	(0)	(29,816)	-	15,229
Operating and administrative expenses[1]	**(4,489)**	(1,589)	(662)	(621)	(1,908)	(72)	362
Adjusting Items	**28**	45	(21)	15	(10)	-	-
Over-/underlift	**21**	42	(21)	-	-	-	-
Change in accounting policy	**(23)**	2	-	-	(25)	-	-
Gain/loss on sale of assets	**15**	-	-	15	-	-	-
Provisions	**15**	-	-	-	15	-	-
Adjusted operating and administrative expenses[1]	**(4,461)**	(1,544)	(683)	(606)	(1,918)	(72)	362
Selling, general and administrative expenses	**(413)**	(2)	(42)	(104)	(195)	(44)	(26)
Adjusted selling, general and administrative expenses	**(413)**	(2)	(42)	(104)	(195)	(44)	(26)
Depreciation, amortisation and net impairments[1]	**(4,908)**	(2,579)	(661)	(874)	(704)	(1)	(88)
Adjusting Items	**22**	(127)	(138)	28	259	-	-
Impairment	**622**	276	59	28	259	-	-
Reversal of impairment	**(600)**	(403)	(197)	-	-	-	-
Adjusted depreciation, amortisation and net impairments[1]	**(4,886)**	(2,706)	(799)	(846)	(445)	(1)	(88)
Exploration expenses	**(572)**	(125)	(338)	(109)	-	-	0
Adjusting Items	**130**	7	99	24	-	-	-
Impairment	**130**	7	99	24	-	-	-
Adjusted exploration expenses	**(443)**	(118)	(239)	(86)	-	-	0
Net operating income/(loss)[1]	**10,518**	7,767	855	356	544	1,310	(314)
Sum of adjusting items	**(1,792)**	(240)	(72)	66	(321)	(1,379)	154
Adjusted earnings/(loss)[1]	**8,726**	7,527	783	422	224	(70)	(160)
Tax on adjusted earnings	**(5,859)**	(5,447)	(312)	0	(153)	9	44
Adjusted earnings/(loss) after tax[1]	**2,867**	2,081	472	422	71	(61)	(117)

1) E&P Norway, E&P International, MMP and Other segments are restated due to implementation of IFRS 16 in the segments

Adjusted earnings after tax by reporting segment

	Quarters								
	Q2 2022			Q1 2022			Q2 2021		
(in USD million)	**Adjusted earnings**	**Tax on adjusted earnings**	**Adjusted earnings after tax**	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway[1]	**14,330**	**(11,121)**	**3,210**	16,256	(12,602)	3,655	3,967	(2,861)	1,106
E&P International[1]	**1,111**	**(405)**	**707**	1,078	(234)	844	400	(106)	294
E&P USA	**881**	**(21)**	**861**	713	(13)	700	230	0	230
MMP[1]	**1,310**	**(1,050)**	**259**	31	7	38	154	(124)	29
REN	**(42)**	**7**	**(34)**	(10)	3	(7)	(31)	4	(27)
Other[1]	**(1)**	**(1)**	**(1)**	(76)	28	(49)	(78)	22	(56)
Equinor group	**17,590**	**(12,590)**	**5,000**	17,991	(12,812)	5,179	4,641	(3,064)	1,578
Effective tax rates on adjusted earnings			**71.6%**			71.2%			66.0%

1) Q1 2022 and Q2 2021 are restated due to implementation of IFRS 16 in the segments.

	First half					
	2022			2021		
(in USD million)	**Adjusted earnings**	**Tax on adjusted earnings**	**Adjusted earnings after tax**	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway[1]	**30,586**	**(23,722)**	**6,864**	7,527	(5,447)	2,081
E&P International[1]	**2,189**	**(639)**	**1,550**	783	(312)	472
E&P USA	**1,594**	**(34)**	**1,560**	422	0	422
MMP[1]	**1,341**	**(1,043)**	**297**	224	(153)	71
REN	**(52)**	**10**	**(42)**	(70)	9	(61)
Other[1]	**(78)**	**27**	**(50)**	(160)	44	(117)
Equinor group	**35,581**	**(25,401)**	**10,180**	8,726	(5,859)	2,867
Effective tax rates on adjusted earnings			**71.4%**			67.1%

1) First half 2021 is restated due to implementation of IFRS 16 in the segments.

Reconciliation of adjusted earnings after tax to net income

| | Quarters | | | Reconciliation of adjusted earnings after tax to net income | | First half | |
Q2 2022	Q1 2022	Q2 2021		(in USD million)		2022	2021
17,733	18,392	5,298		Net operating income/(loss)	A	36,125	10,518
13,075	12,572	3,025		Income tax less tax on net financial items	B	25,647	5,888
4,658	5,820	2,272		Net operating income after tax	C = A-B	10,478	4,630
(143)	(401)	(656)		Items impacting net operating income/(loss)[1]	D	(544)[2]	(1,792)
(485)	239	38		Tax on items impacting net operating income/(loss)	E	(246)[2]	(29)
5,000	5,179	1,578		Adjusted earnings after tax*	F = C+D-E	10,180[2]	2,867
2,023	(1,169)	(393)		Net financial items	G	854	(1,101)
81	64	64		Tax on net financial items	H	144	268
6,762	4,714	1,943		Net income/(loss)	I = C+G+H	11,476	3,797

1) For items impacting net operating income/(loss), see Reconciliation of adjusted earnings in the Supplementary disclosures.

| | Quarters | | Change | Adjusted exploration expenses | | First half | | Change |
Q2 2022	Q1 2022	Q2 2021	Q2 on Q2	(in USD million)		2022	2021	
121	127	186	(35%)	E&P Norway exploration expenditures		248	300	(17%)
115	43	127	(10%)	E&P International exploration expenditures		159	260	(39%)
26	51	29	(10%)	E&P USA exploration expenditures		77	46	66%
262	221	342	(23%)	Group exploration expenditures		484	606	(20%)
58	26	(88)	N/A	Expensed, previously capitalised exploration expenditures		85	(41)	N/A
(19)	(91)	(42)	(54%)	Capitalised share of current period's exploration activity		(110)	(123)	(10%)
30	46	113	(74%)	Impairment (reversal of impairment)		76	130	(41%)
331	203	326	2%	Exploration expenses according to IFRS		534	572	(7%)
(30)	(46)	(113)	(74%)	Items impacting net operating income/(loss)[1]		(76)	(130)	(41%)
301	157	212	42%	Adjusted exploration expenses		458	443	3%

1) For items impacting net operating income/(loss), see Reconciliation of adjusted earnings in the Supplementary disclosures.

Calculation of capital employed and net debt to capital employed ratio

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 30 June 2022	At 31 December 2021
Shareholders' equity		41,206	39,010
Non-controlling interests		21	14
Total equity	A	41,226	39,024
Current finance debt and lease liabilities		6,913	6,386
Non-current finance debt and lease liabilities		26,380	29,854
Gross interest-bearing debt	B	33,293	36,239
Cash and cash equivalents		20,582	14,126
Current financial investments		25,105	21,246
Cash and cash equivalents and financial investment	C	45,687	35,372
Net interest-bearing debt [9]	B1 = B-C	(12,393)	867
Other interest-bearing elements [1]		4,361	2,369
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities*	B2	(8,033)	3,236
Lease liabilities		3,457	3,562
Net interest-bearing debt adjusted*	B3	(11,490)	(326)
Calculation of capital employed*			
Capital employed	A+B1	28,833	39,891
Capital employed adjusted, including lease liabilities	A+B2	33,194	42,259
Capital employed adjusted	A+B3	29,737	38,697
Calculated net debt to capital employed*			
Net debt to capital employed	(B1)/(A+B1)	(43.0%)	2.2%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	(24.2%)	7.7%
Net debt to capital employed adjusted	(B3)/(A+B3)	(38.6%)	(0.8%)

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations, including with respect to the Covid-19 pandemic, its impacts, consequences and risks and Equinor's response to it; the decision to stop new investments into Russia and trading in Russian oil; estimates regarding tax payments; the commitment to develop as a broad energy company; the ambition to be a leader in the energy transition and reduce net group-wide greenhouse gas emissions; future financial performance, including cash flow and liquidity; accounting policies; the ambition to grow cash flow and returns; expectations regarding returns from Equinor's oil and gas portfolio; plans to develop fields and increase gas exports; plans for renewables production capacity and investments in renewables; expectations regarding development of renewables projects, CCUS and hydrogen businesses; market outlook and future economic projections and assumptions, including commodity price assumptions; organic capital expenditures through 2025; expectations and estimates regarding production; the ambition to keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production; completion and results of acquisitions and disposals; expected amount and timing of dividend payments and the implementation of our share buy-back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of recent significant oil price volatility and production and the uncertainty regarding demand created by the Covid-19 pandemic; Russia's invasion of Ukraine and our subsequent decision to stop new investments into Russia and exiting our Russian joint ventures; levels and calculations of reserves and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; regulatory stability and access to attractive renewable opportunities; unsuccessful drilling; operational problems, in particular in light of supply chain disruptions; health, safety and environmental risks; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; reputational damage; an inability to attract and retain personnel; risks related to implementing a new corporate structure; inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions; and other factors discussed elsewhere in this report and in Equinor's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (including section 2.13 Risk review - Risk factors thereof). Equinor's 2021 Annual Report and Form 20-F is available at Equinor's website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

END NOTES

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. Transactions with the **Norwegian State.** The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk, and related expenditures are refunded by the State.

6. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

7. The group's **average invoiced gas prices** include volumes sold by the MMP segment.

8. The internal **transfer price** paid from the MMP segment to the E&P Norway and E&P USA segments.

9. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-bearing debt.